FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 1, 2009

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ✓   Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes      No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Tenaris's press release announcing that acquired control of Seamless Pipe Indonesia Jaya.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2009

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Tenaris Acquires Control of Seamless Pipe Indonesia Jaya

LUXEMBOURG--(Marketwire - April 30, 2009) - Tenaris S.A. (NYSE: TS) (BAE: TS) (MXSE: TS) (MILAN: TEN) announced today that it has completed the previously announced acquisition from Bakrie & Brothers TbK, Green Pipe International Limited and Cakrawala Baru of a 77.45% holding in Seamless Pipe Indonesia Jaya ("SPIJ"), an Indonesian OCTG processing business with heat treatment and premium connection threading facilities, for a purchase price of US$72.5 million, with US$ 24.9 million being payable as consideration for SPIJ's equity and US$ 47.6 million as consideration for the assignment of certain sellers' loan to SPIJ.

SPIJ has an annual processing capacity of 120,000 tons and has had a commercial alliance with Tenaris for more than a decade. SPIJ employs around 500 persons and had revenues of approximately US$140 million in 2008. The acquisition would allow Tenaris to strengthen its global production capabilities and its local presence in Indonesia, one of the world's leading producers of LNG.

Tenaris is a leading global supplier of steel tubes and related services for the world's energy industry and certain other industrial applications.

Giovanni Sardagna
Tenaris
1-888-300-5432
www.tenaris.com